711 Stewart Avenue, Suite 200

Garden City, New York 11530

(215) 345-0919

November 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn: Daniel Crawford

Re:	ProPhase Labs, Inc. – Request for Acceleration
Registration Statement on Form S-3
File No. 333-283182

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ProPhase Labs, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-283182) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on Wednesday, November 20, 2024, or as soon thereafter as practicable.

The Registrant hereby authorizes Michael S. Lee, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael S. Lee, Esq. at (212) 549-0358.

PROPHASE LABS, INC.

By:	/s/ Ted Karkus
Ted Karkus
Chairman and Chief Executive Officer